EXHIBIT 99.1

Jacada Appoints New CEO– Yochai Rozenblat

Mr. Rozenblat will assume his role on November 1st, 2017

ATLANTA and HERZLIYA, Israel, Oct. 03, 2017 (GLOBE NEWSWIRE) -- Jacada, a leading global provider of digital and call center technology that delivers multi-channel experience and process automation to boost self-service and customer satisfaction, announces today the appointment of Yochai Rozenblat, as the new CEO of the company, replacing Guy Yair who is leaving for personal reasons.

Prior to joining Jacada, Rozenblat served as the Chief Revenue Officer at Ctera Networks, where he built a scalable organization and led Ctera to hyper-growth in the Cloud Storage market. Before that, Rozenblat held diverse senior executive positions at NICE, including President of the Enterprise unit, where he was responsible for nurturing innovation, design, research, development and marketing. Previously, Rozenblat also served as CEO and President of NICE Americas. Before joining NICE, Rozenblat held a number of positions at Amdocs and Orbotech.

By leveraging Jacada’s technology, IP and expertise in helping enterprises improve and automate their customer experience, Rozenblat will be continuing the momentum of expanding Jacada’s offering to new market segments. In addition, Rozenblat will continue Jacada’s success in the rapidly growing Visual IVR and contact center transformation markets.

Mr. Rozenblat will assume his role on November 1st, 2017.

Yossie Hollander, Jacada Chairman of the Board commented on the new appointment, saying, “During the last 5 years, the company transitioned to a full cloud offering, created the Visual IVR market and penetrated new areas with strong partnerships. I wish to thank Guy Yair for his leadership over the past 5 years. He leaves the company in a much stronger position than he inherited when he took up the role of CEO. On behalf of the Board, I would like to express our sincere appreciation and wish him a lot of success in his future path. Jacada with its own talented teams and great technology playing in large growing markets is an excellent starting point for Yochai Rozenblat to take Jacada to the next level. We very much look forward to working with Yochai over the coming years as he leads the company and its experienced management team into the next phase of its development."

Yair also added, “I would like to take this opportunity to thank the amazing team at Jacada. It was a pleasure working with you and I wish Yochai Rozenblat great success.”

Rozenblat said, “I am very excited to join Jacada, with such a great team of professionals. I am confident that with the solutions Jacada has developed over the years, and Jacada's new RPA platform, we can bring great value to our customers”.

About Jacada
Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Senior Digital Marketing Manager
Jacada
770-776-2326
ljudge@jacada.com